UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 9, 2021

Date of Report: (Date of earliest event reported)

MASTERWORKS 022, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1822644
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On February 9, 2021, Masterworks 022, LLC, a Delaware limited liability company (the “Company”), Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company on behalf of the 022 segregated portfolio and Masterworks Administrative Services, LLC, a Delaware limited liability company (the “Administrator”) entered into an Amended and Restated Administrative Services Agreement (the “Amended Agreement”). A copy of the Form of Amended Agreement is attached to this Form 1-U as Exhibit 6.1 and is incorporated herein by reference.

The Amended Agreement enables the Administrator to be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Amended Agreement. The Amended Agreement also provides certain vesting provisions for Class A ordinary shares issuable under the Amended Agreement, and conforms certain provisions in the Amended Agreement to the form of administrative services agreements currently used by other Masterworks issuers.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Form of Amended and Restated Administrative Services Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 022, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: February 9, 2021